UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__ )*

ServiceSource International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81763U100

(CUSIP Number)

July 7, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 4 Pages

CUSIP NO. 81763U100	Page 2 of 9 Pages

CUSIP No. 81763U100
(1) Names of reporting persons	Koller Capital LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	5,717,225*
(7) Sole dispositive power	0
(8) Shared dispositive power	5,717,225*
(9) Aggregate amount beneficially owned by each reporting person	5,717,225
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.87%†
(12) Type of reporting person (see instructions)	IA

* Koller Capital LLC is the investment manager of Koller Microcap Opportunities Fund LP (the “Fund”) in which such shares referred to above are held. As a result, Koller Capital LLC possess the power to vote and dispose or direct the disposition of all the shares owned by the Fund.

† Based on a total of 97,348,525 shares outstanding of the Issuer as of April 23, 2021, as set forth in the Issuer’s most recent Form 10-Q, filed April 28, 2021.

CUSIP NO. 81763U100	Page 3 of 9 Pages

CUSIP No. 81763U100
(1) Names of reporting persons	Koller Microcap Opportunities Fund LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	5,717,225*
(7) Sole dispositive power	0
(8) Shared dispositive power	5,717,225*
(9) Aggregate amount beneficially owned by each reporting person	5,717,225
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.87%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 97,348,525 shares outstanding of the Issuer as of April 23, 2021, as set forth in the Issuer’s most recent Form 10-Q, filed April 28, 2021.

CUSIP NO. 81763U100	Page 4 of 9 Pages

CUSIP No. 81763U100
(1) Names of reporting persons	Ross Koller
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United State of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	5,717,225*
(7) Sole dispositive power	0
(8) Shared dispositive power	5,717,225*
(9) Aggregate amount beneficially owned by each reporting person	5,717,225
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.87%†
(12) Type of reporting person (see instructions)	IN

* Mr. Koller is the managing member of Koller Capital LLC. As a result, Mr. Koller possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by (i) Koller Capital LLC as the investment manager to the Fund and (ii) the Fund. Mr. Koller disclaims beneficial ownership of any of the shares held by Koller Capital LLC and Koller Microcap Opportunities Fund LP.

† Based on a total of 97,348,525 shares outstanding of the Issuer as of April 23, 2021, as set forth in the Issuer’s most recent Form 10-Q, filed April 28, 2021.

CUSIP NO. 81763U100	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

ServiceSource International, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

707 17th Street, 25th Floor Denver, CO 80202

Item 2(a).	Name of Person Filing

The names of the person filing this statement of Schedule 13G (collectively, the “Reporting Persons”) are: • Koller Capital LLC • Koller Microcap Opportunities Fund LP • Ross Koller

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1343 Main Street, Suite 413 Sarasota, FL 34236

Item 2(c).	Citizenship:

Koller Capital LLC is a Delaware limited liability company. Koller Microcap Opportunities Fund LP is a Delaware limited partnership. Ross Koller is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”).
Item 2(e).	CUSIP Number:
81763U100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP NO. 81763U100	Page 6 of 9 Pages

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons: 5,717,225 Koller Capital LLC – 5,717,225 Koller Microcap Opportunities Fund LP – 5,717,225 Ross Koller – 5,717,225

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 5.87% Koller Capital LLC – 5.87% Koller Microcap Opportunities Fund LP – 5.87% Ross Koller – 5.87%

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: Koller Capital LLC – 0 Koller Microcap Opportunities Fund LP – 0 Ross Koller – 0

(ii)	Shared power to vote or to direct the vote: Koller Capital LLC – 5,717,225 Koller Microcap Opportunities Fund LP – 5,717,225 Ross Koller – 5,717,225

(iii)	Sole power to dispose or to direct the disposition of Koller Capital LLC – 0 Koller Microcap Opportunities Fund LP – 0 Ross Koller – 0

(iv)	Shared power to dispose or to direct the disposition of Koller Capital LLC – 5,717,225 Koller Microcap Opportunities Fund LP – 5,717,225 Ross Koller – 5,717,225

CUSIP NO. 81763U100	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 81763U100	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2021

KOLLER CAPITAL LLC

By:	/s/ Ross Koller
Ross Koller
Managing Member

KOLLER MICROCAP OPPORTUNITIES FUND LP

By:	/s/ Ross Koller
Ross Koller
Managing Member of Koller Microcap Opportunities GP LLC, general partner to Koller Microcap Opportunities Fund LP

By:	/s/ Ross Koller
Ross Koller

CUSIP NO. 81763U100	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of ServiceSource International, Inc. dated as of July 15, 2021, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	July 15, 2021

Signature:	/s/ Ross Koller
Name:	Ross Koller

KOLLER MICROCAP OPPORTUNITIES FUND LP

By:	/s/ Ross Koller
Name:	Ross Koller
Title:	Managing Member of Koller Microcap Opportunities GP LLC, general partner to Koller Microcap Opportunities Fund LP

KOLLER CAPITAL LLC

By:	/s/ Ross Koller
Name:	Ross Koller
Title:	Managing Member